Radiant Logistics, Inc.
405 114th Avenue SE, Third Floor
Bellevue, WA 98004

December 19, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief

Lauren Nguyen

Re:	Radiant Logistics, Inc.

Form 10-K for Fiscal Year Ended June 30, 2012

Filed September 26, 2012

File No. 001-35392

Dear Ms. Cvrkel:

Radiant Logistics, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated December 19, 2012 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for its year ended June 30, 2012. The Comment Letter indicates that the Company must respond within 10 business days from the date thereof or inform the Staff of when the Company will provide a response. Per the phone conversation on December 19, 2012, between Lauren Nguyen of the Staff and Alesia Pinney, the Company's General Counsel, the Company respectfully requests an additional 10 business days to respond to the Comment Letter. Ms. Nguyen indicated that the Staff would be willing to grant this extension, and requested that the Company file this letter confirming the request for an extension with the Commission via EDGAR. The Company is committed to responding to the Comment Letter promptly, and while the Company intends to respond sooner, the Company confirms that it will respond no later than January 18, 2012.

If you have any questions regarding the request made herein, please do not hesitate to call me at (425) 462-1094.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

Radiant Logistics, Inc.

/s/ Todd Macomber
Todd Macomber
Senior Vice President and Chief Financial Officer